Collaborative Investor Engagement

Shareholder Jerald Hammann Discontinues DMK Pharmaceuticals Corp. Proxy Contest

240.14a-103 Notice of Exempt Solicitation (Voluntary)

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: DMK Pharmaceuticals Corp.

NAME OF PERSON RELYING ON EXEMPTION: Jerald Hammann

ADDRESS OF PERSON RELYING ON EXEMPTION: 1566 Sumter Ave. N, Minneapolis MN 55427

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure.

Shareholder Jerald Hammann Discontinues DMK Pharmaceuticals Corp. Proxy Contest

Dear DMK Shareholders:

I set out in 2021 to provide the shareholders of DMK Pharmaceuticals Corp, f/k/a Adamis Pharmaceuticals Corp. (“DMK”), with the opportunity to engage in corporate self-governance to a degree that you had never previously been allowed. The entire body of shareholders had never previously been provided an actual choice regarding who your director candidates were and had no mechanism to remove an incumbent director with whom you were dissatisfied. By forming an alternate slate of director candidates and by submitting a shareholder proposal for changes to the Company’s governing documents to implement consequential majority voting, I sought to enable enhanced shareholder self-governance not just for 2021, but for every future director election. Unfortunately, that goal was not achieved in either of 2021 or 2022. I was hopeful that it would be in 2023.

However, the alignment of votes heading into the 2023 annual meeting has changed so dramatically since 2021 that I do not believe that my director candidates and shareholder proposals currently have a reasonable probability of success. At the time of the 2021 shareholder meeting, reporting management-friendly stockholders beneficially-owned 2.8% of the Company’s shares. Reporting management-friendly stockholders now beneficially-own 21.49% of the Company’s shares, representing a 667.5% increase in reporting management-friendly stockholders. However, even this astounding increase understates its importance. The Company uses a plurality voting standard for director elections where the highest vote total prevails regardless of the actual percentage of votes cast. Actual share vote participation over the past five annual or special meetings has averaged 32.8%. Even were my candidates to capture all of the votes other than those of the reporting management-friendly stockholders, our slate would lose 21.49% to 11.31% if the average number of shares were voted. Over the past seven annual or special meetings, only one meeting had sufficient vote participation to exceed a 21.49% reporting management-friendly vote count. At the 2020 annual meeting, 44.6% of the Company’s shares were voted. And even in that one year, our slate would have needed to obtain 95.8% of all of the remaining votes to be elected. A 95.8% win-rate for undeclared votes is not possible. Shareholder turnout would have to be substantially higher than it has over the last seven voting cycles for us to have a chance to prevail. I know many of you are hurting and may be hurt further by my decision. I know I am hurting. Though I do not make this decision easily, I do not feel that my fellow director candidates and I have a legitimate opportunity to help the Company’s shareholders anymore. At least not in 2023.

I want to thank each of you who at any time was a proponent of my efforts to help the DMK shareholders have the opportunity to engage in meaningful corporate self-governance. I am sorry that our efforts never ultimately resulted in you being provided this meaningful opportunity.

If you are interested in discussing your investment objectives relative to DMK or in discussing its 2023 annual shareholder meeting, please contact me (Jerald Hammann) at investoradvocacy411@gmail.com or (612) 470-4478.

Disclaimers

This is not a solicitation of authority to vote your proxy. Please DO NOT send the author your proxy card. The author is not able to vote your proxy, nor does this communication contemplate such an event.

This is not an offer to enter into any agreement to act together with any shareholder for the purpose of acquiring, holding, voting, or disposing of equity securities. The author has no present intent to enter into a group pursuant to 17 CFR § 240.13d-5(b)(1).

The views expressed are those of the author as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This communication should not be construed as a research report.